SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR 3 RUNWAY SOLUTION TO LONDON CAPACITY CRISIS

Ryanair, the UK's favourite airline, today (25 Oct) called on Theresa May's Government to stop dithering over additional runway capacity in the south east and approve a 3 runway solution, which will allow each of London's competing airports (Heathrow, Gatwick and Stansted) to develop additional runways as and when they see fit to do so. By approving 3 competing runways, the UK Government can allow competition to encourage these airports to keep the costs of these runway developments down, thereby providing a better solution for UK consumers and visitors.

Ryanair, which has long campaigned for more competition and choice between runways, criticized today's decision to approve just a third runway at Heathrow. This will allow Heathrow to waste over £18bn on a third runway, an excessive monopoly cost that will have to be paid for in higher air fares for many years to come. In addition, this third runway won't be open until 2025 by which date it will already be full at peak periods, and so another runway (or two) in the south east will then be necessary.

Ryanair's CEO Michael O'Leary said:

"This piecemeal approach to runway infrastructure in the south east is damaging British tourism and the competitiveness of London airports. Approving a third runway at Heathrow over Gatwick is not the way forward. London now benefits from 3 competing airports, and 3 large competing airlines (BA, easyJet and Ryanair) and the best way to deliver additional runways in a timely and cost efficient manner is to approve 3 additional runways, one each at Heathrow, Gatwick and Stansted. The threat of additional runways at competitor airports will force Heathrow to keep its costs down while developing a third runway in the most timely and efficient manner.

Today's decision, which implies that Heathrow can build a third runway at the expense of Gatwick and Stansted, will simply encourage this Spanish-owned monopoly to yet again waste billions on gold plated expensive facilities, and game the regulatory system with higher airport fees and higher air fares.

Theresa May's Government in a post-Brexit world has promised to make Britain an open, competitive and outward looking economy. Today's decision to approve just 1 runway (instead of the 3 competing runways) does not achieve this objective. It's a return to monopoly featherbedding at Heathrow, and a continuation of runway capacity constraints in the south east that will ultimately be bad for consumer choice and fares.

At a time when the UK benefits from having 3 competing airports in London, and 3 strong competing airlines, we now need 3 additional runways to enable London and the south east to continue to offer competitive airport fees, lower air fares and a better deal for UK citizens and visitors."

ENDS
For further information	Robin Kiely	Piaras Kelly
please contact:	Ryanair Ltd	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 October, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary